June 28, 2007
Via Federal Express and Edgar
Mr. Jason Wynn
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Oilsands Quest Inc. Registration Statement on Form S-3 Filed May 4, 2007 File No. 333-142642
Dear Mr. Wynn:
     Oilsands Quest Inc. (the “Company”) has transmitted Amendment No. 1 to its Registration Statement on Form S-3 for filing pursuant to the Securities Act of 1933 (the “1933 Act”).
     This letter is in response to your letter of May 24, 2007. The Company has provided information in response to your comments as set forth below.
     I have enclosed a marked copy of the document for your reference in locating the specific changes to the document you requested. In addition to the changes indicated below, we have updated the S-3 to include additional selling shareholders.
General
1.	Comment: Where appropriate, revise to describe in the prospectus the transactions in which the selling shareholders received the shares of your common stock that are being registered for resale. This information is required to be included in the prospectus under Item 507 of Regulation S-K.

Response: The Selling Security Holders section of the prospectus has been revised to include a description of the transactions in which the selling shareholders received the shares being registered for resale. A brief description of the transactions is also included in the prospectus summary.

Mr. Jason Wynn
June 28, 2007

Selling Security Holders, page 11
2.	Comment: We note that certain of the selling shareholders are registered broker-dealers. Please identify those selling shareholders as underwriters unless the securities you are registering on their behalf compensated the shareholder for investment banking services. We may have additional comments.

Response: After further inquiry, none of the selling shareholders are registered broker-dealers. The selling shareholders who are affiliates of registered broker-dealers are identified in footnote 5 to the Selling Security Holder Table. These selling shareholders have represented to the Company that they purchased the securities on their own behalf in the ordinary course of business, and at the time of the purchase of the securities, they had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

3.	Comment: Please disclose the natural persons who exercise voting and/or dispositive powers with respect to the securities to be offered for resale by each of the selling shareholders. See Interpretation I.60 of the July 1997 of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

Response: Except as provided in footnote 6, the natural persons who exercise voting and/or dispositive powers with respect to the securities to be offered for resale are disclosed in footnote 3 to the Selling Security Holder Table.
     We acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare that they do not have further comments, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring that they do not have further comments, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Mr. Jason Wynn
June 28, 2007

•	we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We confirm that we are aware of our responsibilities under the 1933 Act as they relate to our filings under the 1933 Act. We understand that the filing of our reports under the 1933 Act is a confirmation of the fact that we are aware of our responsibilities under the federal securities laws.
     We hope we have adequately addressed your comments. Please contact me if you need more information.

Sincerely, OILSANDS QUEST INC.
/s/ Karim Hirji

Karim Hirji, Chief Financial Officer

Enclosures
Cc: Burns, Figa & Will, P.C.